KIRKPATRICK & LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                                    2nd Floor
                          Washington, D. C. 20035-1800
                            Telephone (202) 778-9000


                                  May 23, 1997




PaineWebber Managed Assets Trust
1285 Avenue of the Americas
New York, New York  10019

Dear Sir or Madam:

         PaineWebber Managed Assets Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on August 9, 1991. The Trust currently consists of one series of shares of beneficial interest: PaineWebber Capital Appreciation Fund. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares of the series which it has registered under the Securities Act of 1933, as amended ("1933 Act"), and which were sold during the fiscal year ended March 31, 1997.

         We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we are generally familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of the Trust sold during its fiscal year ended March 31, 1997, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and non-assessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or a particular series shall look only to the assets of the Trust or such series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for indemnification



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PaineWebber Managed Assets Trust
May 23, 1997
Page 2



from the assets of the series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or a particular series by virtue of ownership of shares of such series; and (ii) for such series to assume the defense of any claim against the shareholder for any act or obligation of such series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

         We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.

                                   Very truly yours,

                                   KIRKPATRICK & LOCKHART LLP


                                   By:  /s/ Elinor W. Gammon
                                        ----------------------
                                            Elinor W. Gammon